

July 11, 2018

Chris Kenny
Vice President and Controller
United Continental Holdings, Inc.
233 South Wacker Drive
Chicago, Illinois 60606

> **Re: United Continental Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 22, 2018**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2018**
> **Filed April 18, 2018**
> **File No. 001-06033**

Dear Mr. Kenny:

We have reviewed your June 29, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 26, 2018 letter.

Form 10-Q for Fiscal Quarter Ended March 31, 2018

Note 2 - Revenue, page 15

1.   We note your response to our prior comment 2. Please revise your disclosure consistent with your response to state the timing and pattern of recognition.

MD&A
Results of Operations
Operating Revenue, page 28

Chris Kenny
United Continental Holdings, Inc.
July 11, 2018
Page 2

2.   We note your disclosure that other operating revenue increased $55 million primarily due to an approximately $50 million one-time payment of MileagePlus related revenue. Please tell us the nature of this one-time payment and why its receipt resulted in recognition of revenue during the quarter.

You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters or any other questions.

Division of Corporation Finance
Office of Transportation and Leisure